OYC 8/15/11

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guidance Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11109 Sunset Hills Road, Suite 200
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gainor 703-885-0824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd, (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11023037

FOR OFFICIAL USE ONLY

KW 9/12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Gainor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guidance Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Gainor
Signature

Director / Asst. Secretary
Title

Notary Public

MARTINA S. HUFF
NOTARY PUBLIC
REG. # 368109
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES APRIL 30, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors and Member of
Guidance Securities, LLC:

In our opinion, the accompanying statements of financial condition and related statements of operations, member's equity and cash flows present fairly, in all material respects, the financial position of Guidance Securities, LLC (the "Company") at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC ("the Parent") which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 5 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 22, 2011

GUIDANCE SECURITIES, LLC
Statements of Financial Condition
As of December 31, 2010 and 2009
[redacted]

	2010	2009
Assets		
Cash	$ 28,254	$ 6,953
Due from affiliate	-	27,700
Prepaid Insurance	152	-
Deposits	87	347
Total assets	$ 28,493	$ 35,000
Liabilities and Member's Equity		
Due to affiliate	$ 17,500	$ -
Total liabilities	17,500	-
Commitment and contingencies (Note 6)	-	-
Member's equity		
Member's equity	35,000	35,000
Accumulated deficit	(24,007)	-
Total member's equity	10,993	35,000
Total liabilities and member's equity	$ 28,493	$ 35,000

The accompanying notes are an integral part of these financial statements.

[redacted]

1. Organization

Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute Islamic Shari'ah compliant financial products and services to Islamic and ethnically-conscious investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is generally dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC.

2. Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash

Cash consists of cash deposited with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its affiliates.

Deposits

Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owing to them.

Income taxes

The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all Federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company profits and losses, the tax liability of the member could be changed accordingly.

3. Customer transactions

The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." The Company limits its activities to the management of certain alliance relationships of an affiliate.

The Company did not perform any customer securities transactions during 2010 or 2009.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

At December 31, 2010 and 2009, the Company had net capital of $10,754 and $6,953, respectively, which was $4,587 and $1,953, respectively in excess of its required capital of $6,167 and $5,000, respectively.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 and 2009 was 17,500:10,754 and 0:6,953, respectively.

5. Related-Party Transactions

The Company is a member of a group of affiliated entities. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain expenses incurred by the Company. At December 31, 2010 the Parent had assumed no costs for the year then ended and $191,766 since the inception of the Company.

6. Commitments and Contingencies

As of December 31, 2010, no customer securities transactions had been completed.